# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lamb Weston Holdings, Inc., CIK 0001679273
CUSIP: 513272104
Title of class of securities: Common Stock, $1.00 par value
Address of issuer's principal executive offices: 599 S. RIVERSHORE LANE, EAGLE, Idaho (ID), 83616
Date of event which requires filing of this statement: 12/24/2024
Amends the filing with accession number 0001104659-24-109740
Filed by CIK 0000929607
Persons authorized to receive notices and communications: Michael Mayberry, Gen Counsel, Continental Grain Company, 767 Fifth Avenue, New York, New York (NY), 10153, 212-207-2898

## Reporting persons
- CONTINENTAL GRAIN CO (CIK 0000929607): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 889,452; shared voting power 0; sole dispositive power 889,452; shared dispositive power 0; aggregate amount beneficially owned 889,452 (0.63% of the class)
  Comment: Box 13 - The percentages used herein are calculated based on 142,640,697 shares of common stock, $1.00 par value per share (the 'Shares') outstanding as of December 13, 2024, as disclosed in the Issuer's quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on December 20, 2024 (the 'Quarterly Report').
- FRIBOURG PAUL J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 889,452; shared voting power 0; sole dispositive power 889,452; shared dispositive power 0; aggregate amount beneficially owned 889,452 (0.63% of the class)
  Comment: Box 11 - Does not include 15 Shares over which Mr. Paul Fribourg does not have direct or indirect beneficial ownership. Such shares are held in a trust for members of Mr. Paul Fribourg's extended family in which Mr. Paul Fribourg is one of three voting trustees.
  
  Box 13 - The percentages used herein are calculated based on 142,640,697 Shares outstanding as of December 13, 2024, as disclosed in the Quarterly Report.
- GENDASON ARI DAVID: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,600; shared voting power 0; sole dispositive power 1,600; shared dispositive power 0; aggregate amount beneficially owned 1,600 (0% of the class)
  Comment: Box 11 - Ari D. Gendason is the Chief Investment Officer ('CIO') of Continental Grain Company. In his capacity as CIO, Mr. Gendason possesses neither shared nor sole voting or dispositional control over the 889,452 Shares beneficially owned by Continental Grain Company. However, as the CIO of Continental Grain Company, there may be certain unforeseen circumstances affecting Continental Grain Company that could result in Mr. Gendason potentially influencing the sale and voting of the 889,452 Shares owned by Continental Grain Company. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Gendason expressly disclaims any beneficial ownership of the 889,452 Shares beneficially owned by Continental Grain Company.
  
  Box 13 - The percentages used herein are calculated based on 142,640,697 Shares outstanding as of December 13, 2024, as disclosed in the Quarterly Report.
  
  Represents less than 0.01 percent.
- ZIMMERMAN MICHAEL J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 5,000; shared voting power 0; sole dispositive power 5,000; shared dispositive power 0; aggregate amount beneficially owned 5,000 (0% of the class)
  Comment: Box 11 - Michael J. Zimmerman is a member of the Board of Directors and the Vice Chairman of Continental Grain Company. In his capacity as Vice Chairman, Mr. Zimmerman possesses neither shared nor sole voting or dispositional control over the 889,452 Shares beneficially owned by Continental Grain Company. However, as disclosed in Item 4 of Amendment No. 2, the Reporting Persons now anticipate that Mr. Zimmerman may become more actively involved in the strategy and purpose of the investment in the Issuer by Continental Grain Company. Further, as the Vice Chairman of Continental Grain Company, there may be certain unforeseen circumstances affecting Continental Grain Company that could result in Mr. Zimmerman potentially influencing the sale and voting of the 889,452 Shares owned by Continental Grain Company. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Zimmerman expressly disclaims any beneficial ownership of the 889,452 Shares beneficially owned by Continental Grain Company.
  
  Box 13 - The percentages used herein are calculated based on 142,640,697 Shares outstanding as of December 13, 2024, as disclosed in the Quarterly Report.
  
  Represents less than 0.01 percent.
- FRIBOURG CHARLES: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 5,000; shared voting power 0; sole dispositive power 5,000; shared dispositive power 0; aggregate amount beneficially owned 5,000 (0% of the class)
  Comment: Box 11 - This amount does not include 15 Shares over which Mr. Charles Fribourg does not have direct or indirect beneficial ownership. Such Shares are held in a trust for members of Mr. Charles Fribourg's extended family in which Mr. Charles Fribourg is one of three voting trustees. Mr. Charles Fribourg is a member of the Board of Directors and the Vice Chairman of Continental Grain Company. In his capacity as Vice Chairman, Mr. Charles Fribourg possesses neither shared nor sole voting or dispositional control over the 889,452 Shares beneficially owned by Continental Grain Company. However, as disclosed in Item 4 of Amendment No. 2, the Reporting Persons now anticipate that Mr. Charles Fribourg may become more actively involved in the strategy and purpose of the investment in the Issuer by Continental Grain Company. Further, as the Vice Chairman of Continental Grain Company, there may be certain unforeseen circumstances affecting Continental Grain Company that could result in Mr. Charles Fribourg potentially influencing the sale and voting of the 889,452 Shares owned by Continental Grain Company. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Charles Fribourg expressly disclaims any beneficial ownership of the 889,452 Shares beneficially owned by Continental Grain Company.
  
  Box 13 - The percentages used herein are calculated based on 142,640,697 Shares outstanding as of December 13, 2024, as disclosed in the Quarterly Report.
  
  Represents less than 0.01 percent.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value
Name of issuer: Lamb Weston Holdings, Inc.
Address of issuer's principal executive offices: 599 S. RIVERSHORE LANE, EAGLE, Idaho (ID), 83616
Comment: This Amendment No. 3 to the Schedule 13D ("Amendment No. 3"), amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on October 18, 2024, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on December 18, 2024, and as further amended by Amendment No. 2 to the Schedule 13D filed with the SEC on December 20, 2024 (as amended and supplemented, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment No. 3 is being filed to make amendments to the Schedule 13D as follows:

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

The funds for the purchase of the 889,452 Shares owned directly by CGC were derived from the general working capital of CGC.

A total of $61,727,849.89 net of broker fees and commissions was paid to acquire the Shares owned by CGC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

The percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 142,640,697 Shares outstanding as of December 13, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 24, 2024 filed with the SEC on December 20, 2024 (the 'Quarterly Report').

As of the close of business on the date hereof, CGC may be deemed to beneficially own 889,452 Shares, representing approximately 0.63% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Paul Fribourg may be deemed to beneficially own 889,452 Shares, representing approximately 0.63% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Gendason may be deemed to beneficially own 1,600 Shares, representing less than 0.01% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Zimmerman may be deemed to beneficially own 5,000 Shares, representing less than 0.01% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Charles Fribourg may be deemed to beneficially own 5,000 Shares, representing less than 0.01% of the Shares outstanding.

In addition, as discussed in Item 6 of the Schedule 13D, the Reporting Persons, JANA and the Jana Individuals (as defined by Item 6 of the Schedule 13D) may be deemed to constitute a group for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'). In the aggregate, such group would beneficially own 8,190,355 Shares, representing approximately 5.7% of the outstanding Shares (calculated on the basis of 142,640,697 Shares outstanding as of December 13, 2024 as disclosed in the Quarterly Report).

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons or the executive officers and directors of CGC are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own. The Reporting Persons further expressly disclaim any beneficial ownership of Shares beneficially owned by JANA and its affiliates and such Shares are not the subject of this Schedule 13D.

The executive officers and directors of CGC identified in this Schedule 13D disclaim beneficial ownership over all of the Shares reported as owned by the Reporting Persons, except to the extent of their pecuniary interest therein, if any.
Number of shares as to which each person has sole or shared power to vote or dispose:
CGC has sole voting and dispositive power over 889,452 Shares. Mr. Paul Fribourg has sole voting and dispositive power over 889,452 Shares. This amount does not include 15 Shares over which Mr. Paul Fribourg does not have direct or indirect beneficial ownership. Such Shares are held in a trust for members of Mr. Fribourg's extended family in which Mr. Paul Fribourg is one of three voting trustees.

Mr. Gendason has sole voting and dispositive power over 1,600 Shares. Mr. Gendason is the Chief Investment Officer ('CIO') of CGC. In his capacity as CIO, Mr. Gendason possesses neither shared nor sole voting or dispositional control over the 889,452 Shares beneficially owned by CGC. However, as the CIO of CGC, there may be certain unforeseen circumstances affecting CGC that could result in Mr. Gendason potentially influencing the sale and voting of the 889,452 Shares owned by CGC. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Gendason expressly disclaims any beneficial ownership of the 889,452 Shares beneficially owned by CGC.

Mr. Zimmerman has sole voting and dispositive power over 5,000 Shares. Mr. Zimmerman is a member of the Board of Directors and the Vice Chairman of CGC. In his capacity as Vice Chairman, Mr. Zimmerman possesses neither shared nor sole voting or dispositional control over the 889,452 Shares beneficially owned by CGC. However, as the Vice Chairman of CGC, there may be certain unforeseen circumstances affecting CGC that could result in Mr. Zimmerman potentially influencing the sale and voting of the 889,452 Shares owned by CGC. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Zimmerman expressly disclaims any beneficial ownership of the 889,452 Shares beneficially owned by CGC.

Mr. Charles Fribourg has sole voting and dispositive power over 5,000 Shares. This amount does not include 15 Shares over which Mr. Charles Fribourg does not have direct or indirect beneficial ownership. Such Shares are held in a trust for members of Mr. Charles Fribourg's extended family in which Mr. Charles Fribourg is one of three voting trustees. Mr. Charles Fribourg is a member of the Board of Directors and the Vice Chairman of CGC. In his capacity as Vice Chairman, Mr. Charles Fribourg possesses neither shared nor sole voting or dispositional control over the 889,452 Shares beneficially owned by CGC. However, as the Vice Chairman of CGC, there may be certain unforeseen circumstances affecting CGC that could result in Mr. Charles Fribourg potentially influencing the sale and voting of the 889,452 Shares owned by CGC. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Charles Fribourg expressly disclaims any beneficial ownership of the 889,452 Shares beneficially owned by CGC.
Transactions in the class effected during the past sixty days: Mr. Paul Fribourg has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by CGC and Messrs. Gendason, Zimmerman and Charles Fribourg during the past sixty (60) days are as set forth on Exhibit 99.A. All such transactions were effected in the open market through a broker.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby supplemented as follows:

The Reporting Persons may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act, collectively with (i) JANA, (ii) Bradley Alford, (iii) Jeffery DeLapp, (iv) Diane Dietz (whose legal name is Diane Dietz Suciu), (v) John Gainor, (vi) Timothy McLevish and (vii) Joseph Scalzo ((ii) through (vii) being collectively referred to as the "Jana Individuals"). JANA and the Jana Individuals are separately filing on Schedule 13D with respect to their beneficial ownership of Shares. Based on information and belief, JANA and the Jana Individuals may be deemed to beneficially own an aggregate of 7,289,303 Shares. Accordingly, in the aggregate, the Reporting Persons, JANA and the Jana Individuals may be deemed to beneficially own an aggregate of 8,190,355 Shares, representing approximately 5.7% of Shares outstanding. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons, JANA and the Jana Individuals. The Reporting Persons and JANA may act together with respect to the voting of the securities held by such entities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.A - Transactions in Company Securities During the Past Sixty (60) Days.

## Signatures
- CONTINENTAL GRAIN CO: Frank W. Baier, Frank W. Baier, Chief Financial & Administrative Officer (12/27/2024)
- FRIBOURG PAUL J: Paul J. Fribourg, Paul J. Fribourg (12/27/2024)
- GENDASON ARI DAVID: Ari D. Gendason, Ari D. Gendason (12/27/2024)
- ZIMMERMAN MICHAEL J: Michael J. Zimmerman, Michael J. Zimmerman (12/27/2024)
- FRIBOURG CHARLES: Charles Fribourg, Charles Fribourg (12/27/2024)